UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

EMPIRE PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

292034 20 4

(CUSIP Number)

Michael Morrisett
Empire Petroleum Corporation
2200 S. Utica Place, Suite 150
Tulsa, OK 74114
(539) 444-8002

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication)

May 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⁯☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP NO. 292034 20 4	13D	Page 2 of 6 pages

1	NAMES OF REPORTING PERSONS
Energy Evolution Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,155,000*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,155,000*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,155,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 *Includes 5,200,000 shares issuable upon conversion of a senior secured convertible note.

CUSIP NO. 292034 20 4	13D	Page 3 of 6 pages

ITEM 1.  SECURITY AND ISSUER

The securities to which this Schedule 13D relate are shares of common stock, par value $0.001 per share (“Common Stock”), of Empire Petroleum Corporation (the “Company”).

The address of the Company’s principal executive office is 2200 S. Utica Place, Suite 150 Tulsa, OK 74114.

ITEM 2.  IDENTITY AND BACKGROUND

The business address of Energy Evolution Master Fund, Ltd. is 25025 I-45 North, Suite 420, The Woodlands, Texas 77380.

Energy Evolution Master Fund, Ltd. (such fund and its affiliates, “EEF”) is an investment fund organized in the Cayman Islands that focuses on investing in oil and gas assets as well as companies transitioning to a low-carbon and alternative energy economy.

EEF has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

EEF has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 6, 2020, Petroleum Independent & Exploration LLC, a Nevada limited liability company (“PIE”), partially assigned to EEF warrants so EEF had the right to purchase (a) up to 100,000 shares of Common Stock at an exercise price of $0.10 per share (the “Assigned PIE-3 Warrant”), and (b) 255,000 shares of Common Stock at an exercise price of $0.141 per share (the “Assigned PIE-4 Warrant”). On March 11, 2021, EEF exercised the Assigned PIE-3 Warrant and the Assigned PIE-4 Warrant in full for an aggregate exercise price of $45,955. Such exercise prices were funded using EEF’s working capital.

On or about March 30, 2021, the Company closed an offering of shares of its Common Stock along with warrants to purchase shares of its Common Stock. In connection with such offering, on or about March 24, 2021, EEF purchased 300,000 shares of Common Stock and a warrant to purchase up to 300,000 shares of Common Stock at an exercise price of $0.50 per share (the “EEF Warrant-1”) for an aggregate purchase price of $105,000. The purchase price was funded using EEF’s working capital. On or about March 30, 2021, Phil E. Mulacek assigned a warrant to EEF to purchase up to 600,000 shares of Common Stock at an exercise price of $0.50 per share (the “EEF Warrant-2”). On or about May 14, 2021, EEF exercised the EEF Warrant-1 and EEF Warrant-2 in full for an aggregate exercise price of $450,000. Such exercise prices were funded using EEF’s working capital.

On May 14, 2021, Empire New Mexico LLC, a Delaware limited liability company and wholly owned subsidiary the Company (“Empire New Mexico”), issued that certain Senior Secured Convertible Note due December 31, 2021 in the aggregate principal amount of $16,250,000 (the “Secured Convertible Note”) to EEF. The Secured Convertible Note was purchased using EEF’s working capital. Under the Secured Convertible Note, 40% of the principal amount outstanding together with accrued interest thereon (the “Maximum Convertible Amount”) may be converted at a conversion price of $1.25 per share

CUSIP NO. 292034 20 4	13D	Page 4 of 6 pages

(the “Conversion Price”) into Common Stock, or an aggregate of 5,200,000 shares of Common Stock (without giving effect to any interest that may be converted). The Conversion Price is subject to customary downward adjustments, including in the event the Company conducts capital raises at a valuation less than $1.25 per share of Common Stock. In the event a registration statement related to the Secured Convertible Note (the “Registration Statement”) does not become effective within 120 days after May 14, 2021, the Conversion Price shall be reduced by $0.25 and the Maximum Convertible Amount shall be increased to 50% of the principal amount outstanding together with accrued interest thereon. In such event, the maximum number of shares into which the Secured Convertible Note may be converted increases to 8,125,000 shares of Common Stock (without giving effect to any interest that may be converted). In addition, if any principal amount of the Secured Convertible Note remains outstanding on October 1, 2021, the Conversion Price shall be reduced by $0.25, provided the Conversion Price cannot be reduced by more than $0.25 if any principal amount of the Secured Convertible Note remains outstanding on October 1, 2021 and the Registration Statement does not become effective within 120 days after May 14, 2021. As partial consideration for the issuance of the Secured Convertible Note, the Company issued (a) 1,500,000 shares of Common Stock along with (b) a warrant certificate (the “Note Warrant”) to purchase up to 3,000,000 shares of Common Stock (the “Note Warrant Shares”) at an exercise price of $1.00 per Note Warrant Share. Under the Note Warrant, the exercise price is subject to customary downward adjustments, including in the event that the Company conducts capital raises at a valuation less than $1.00 per share of Common Stock. Effective as of June 15, 2021, EEF partially exercised the Note Warrant by acquiring 1,500,000 shares of Common Stock for an aggregate exercise price of $1,500,000. Effective as of June 16, 2021, EEF exercised the remaining portion of the Note Warrant by acquiring 1,500,000 shares of Common Stock for an aggregate exercise price of $1,500,000. Such exercise prices were funded using EEF’s working capital.

Also on May 14, 2021, Empire New Mexico issued that certain Unsecured Convertible Note due May 9, 2022 in the aggregate principal amount of $1,500,000 (the “Unsecured Convertible Note”) to Phil E. Mulacek. The Unsecured Convertible Note was purchased using Mr. Mulacek’s personal funds. Under the Unsecured Convertible Note, 100% of the principal amount outstanding together with accrued interest thereon may be converted at a conversion price of $1.25 per share into Common Stock, or an aggregate of 1,200,000 shares of Common Stock (without giving effect to any interest that may be converted). Effective as of May 14, 2021, Mr. Mulacek converted the Unsecured Convertible Note in full by acquiring 1,200,000 shares of Common Stock, then contributed such 1,200,000 shares to EEF.

To incentivize Mr. Mulacek to purchase the Unsecured Convertible Note, executive officers of the Company entered into arrangements with Mr. Mulacek, pursuant to which Mr. Mulacek had the right to purchase up to 600,000 shares of Common Stock from such executive officers for $0.75 per share. Mr. Mulacek contributed such rights to EEF. On or about May 27, 2021, EEF exercised such rights in full. EEF used its working capital in connection with exercising such rights.

On or about June 1, 2021, third parties transferred 2,100,000 shares of Common Stock to EEF in exchange for an ownership interest in EEF on the basis of a valuation of $0.75 per share for each share of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

EEF acquired and owns the shares of Common Stock, convertible notes and warrants to purchase Common Stock, as described herein, for investment purposes.

CUSIP NO. 292034 20 4	13D	Page 5 of 6 pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)

EEF is the beneficial owner of 15,155,000 shares of Common Stock, of which 5,200,000 shares are issuable upon conversion of senior secured convertible note (the “Conversion Shares”), or 21.4% of the total issued and outstanding shares of Common Stock.

The ownership percentage included in this Schedule 13D for EEF is based on 65,661,634 outstanding shares of Common Stock, which figure is disclosed in the Company’s Quarterly Report on Form 10-Q for the year ended March 31, 2021, and Current Report on Form 8-K dated May 14, 2020. The 5,200,000 Conversion Shares that EEF is deemed to beneficially own by virtue of having a right to acquire upon exercise of the warrants are considered outstanding solely for purposes of calculating its percentage of ownership.

(b)	The responses of EEF to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP NO. 292034 20 4	13D	Page 6 of 6 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Energy Evolution Master Fund, Ltd.

Date: June 23, 2021	By: /s/ Sterling Mulacek
Name: Sterling Mulacek Title: Manager